Exhibit 1

Level 18, 275 Kent Street Sydney, NSW, 2000

16 October 2023

Steven Gregg appointed Westpac Chair

Westpac Group today announced the appointment of Steven Gregg as a Non-executive Director and Chairman-Elect.

Mr Gregg is a seasoned leader with more than 35 years’ experience spanning chair, director and executive roles across a range of sectors. He will succeed outgoing Chairman John McFarlane, with his appointment as Non-executive Director and Chairman-Elect effective 7 November 2023, subject to regulatory approvals.

“Steven is the right leader to take Westpac into its next chapter,” said Mr McFarlane.

“With a long career in corporate and investment banking across Asia, Europe and the US, combined with his experience chairing ASX100 companies, Steven is a world-class executive and director who will bring a fresh perspective to the Board.

“He has deep experience chairing consumer-focused companies, a strong track record of disciplined decision making and contributions to board oversight of organisations undergoing technology transformation,” Mr McFarlane said.

Mr McFarlane will complete his term as Westpac Chair at this year’s AGM on December 14.

“When I took on this role in 2020, I made a commitment to shareholders to build a customer-focused digital bank and create a leaner, more agile and better performing company. We have made great progress in achieving these goals and turning Westpac around,” Mr McFarlane said.

“I’m confident that Steven will build on that success, working closely with Peter, the executive team and directors.”

Mr Gregg says he’s looking forward to joining the Westpac Board.

“It’s an honour to be appointed Chair of Westpac,” Mr Gregg said.

“Westpac is a wonderful company, the oldest company in the country, the first bank, and an organisation that has so much potential. I look forward to making a big contribution.

“From my observation, Westpac is in a period of transition. After the hard work of simplification over the past three years, now is the time to look forward and have a strong ambition.

“My priority will be working closely with fellow directors and the management team to deliver the very best service for our customers and better returns for our shareholders.

“There are so many things to look forward to at Westpac: working with a great team, taking the organisation to the next level and helping it move forward.

“It will be a privilege to succeed John McFarlane and build on the important work of the past few years,” Mr Gregg said.

In light of his appointment, Mr Gregg has rationalised his current director portfolio by retiring as a Non-executive Director of Challenger Financial Group Limited. Today he’s also announced he will retire as Chair and Non-executive Director of The Lottery Corporation in the first quarter of the 2024 calendar year.

ENDS

Mr Steven Gregg – Biography

Age: 62 years

Location: Sydney

Mr Gregg has more than 35 years’ experience spanning chair, director and executive roles across a range of sectors.

He has been the Chair of Ampol Limited since 2017, Unisson Disability Foundation since 2010, and The Lottery Corporation since 2022 (retiring first quarter calendar year 2024).

Mr Gregg has previously held board positions with Challenger Financial Group, Goodman Fielder Limited (Chair), Austock Group Limited (Chair), Tabcorp Holdings Limited (Chair), Caltex Australia Limited and The Australian Museum (Trustee).

Mr Gregg was a Partner at McKinsey & Company between 2005 and 2009 and prior to this was UK Head at ABN AMRO. Earlier in his career he held executive positions with Lehman Brothers and Chase Manhattan Bank, after starting as an economist with AMP Morgan Grenfell.

Mr Gregg holds a Bachelor of Commerce, Economics from the University of New South Wales.

More information is available via Westpac Wire.

Media images are available via Westpac Media Centre.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary